Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

April 7, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, Mr. Ricardo Gonzalez, a Regular Director of Grupo Financiero Galicia S.A. (the “Company”), has tendered his resignation as a Regular Director of the Company. Such resignation is to be effective as of the date of the next shareholders´ meeting of the Company, currently expected to be held on April 28, 2020.

Mr. Gonzalez stated that his decision was based on strictly personal matters.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com